UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                       Pennsylvania Commerce Bancorp, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


        Pennsylvania                                         25-1834776
----------------------------                            ----------------------
  (State of incorporation                                (I.R.S. Employer
      or organization)                                  Identification No.)


       100 Senate Avenue, P.O. Box 8599
            Camp Hill, Pennsylvania                            17001-8599
    ----------------------------------------                   ----------
    (Address of principal executive offices)                   (Zip Code)

  Securities to be registered pursuant to Section 12(b) of the Act:

--------------------------------              --------------------------------
      Title of each class                      Name of each exchange on which
      to be so registered                      each class is to be registered

           None                                         Not Applicable
--------------------------------              --------------------------------

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [x]

Securities Act registration statement file number to which this form relates:
                                                        *        (if applicable)
                                                        ---------

Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                                (Title of class)



----------
* Filed in order to clarify the registration of Pennsylvania Commerce Bancorp, Inc.'s common stock, $1.00 par value, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as described under "Introductory Statement."

                             Introductory Statement

         Effective July 1, 1999, Commerce Bank/Harrisburg, N.A. (the "Bank"), a national bank, the common stock of which was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Pennsylvania Commerce Bancorp, Inc. (the "Company"), consummated a transaction pursuant to which the Bank became a wholly-owned subsidiary of the Company. In connection with this transaction, the shareholders of the Bank automatically became shareholders of the Company by virtue of the conversion of their shares of Bank common stock (or preferred stock), on a share-for-share basis, for common stock (or preferred stock) of the Company.

         The shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), were registered with the SEC pursuant to a registration statement on Form S-4 filed with the SEC on May 14, 1999 (File No. 333-78445).

         In accordance with Securities Exchange Act Release No. 9072 and Rule 12g-3, the Company filed a Form 8-K describing the transaction on July 1, 1999 (the "8-K"), in lieu of filing a registration statement for the Common Stock under Section 12(g) of the Exchange Act. In following this procedure, the Company's common stock was deemed to be registered under Section 12(g) of the Exchange Act. This Form 8-A is hereby filed to clarify that the Common Stock was deemed to be registered under Section 12(g) of the Exchange Act when the 8-K was filed.

Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

         The Company's authorized capital consists of 10,000,000 shares of common stock $1.00 per value per share (the "Common Stock") and 1,000,000 shares of preferred stock, $10.00 par value per share.

         Common Stock. Holders of the Company's Common Stock are entitled to cast one vote per share, to receive such dividends as may be declared by the Company's board of directors and, subject to any liquidation preferences of any preferred stock outstanding, to share ratably according to their respective interests in the Company's assets and funds after payment of all debts and other liabilities in the event of liquidation, dissolution or winding-up. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of the Company's preferred stock that are outstanding or that it may issue in the future. Holders of the Common Stock do not have cumulative voting rights in the election of directors. The Company's shareholders do not have preemptive rights to purchase any securities subsequently issued by the Company and the Common Stock is not subject to redemption or conversion.

         Preferred Stock. Holders of the Company's Series A preferred stock are entitled to receive preferential dividends in cash, if declared by the board of directors, at a rate of $2.00 per share per year, payable quarterly, before any dividend or other distribution on any junior equity securities, including the Common Stock. Dividends on each share of Series A preferred stock outstanding are non-cumulative. In the event of a liquidation, dissolution or winding up of the Company's affairs, the holders of the Series A preferred stock are entitled to receive an amount equal to the purchase price per share received by the Company plus an amount equal to the sum of all unpaid dividends together with interest on the unpaid dividends before any distribution of assets is made to the holders of Common Stock or any other junior equity security.

         The Series A preferred stock is redeemable at the Company's option, in whole only, at any time, upon payment of the redemption price of $25.00 per share plus an amount equal to the sum of all unpaid dividends together with interest on the unpaid dividends. The Series A preferred stock is not subject to conversion.

         Except to the extent to which their vote is required by law, the holders of shares of Series A preferred stock have no right to vote at, to participate in, or to receive any notice of any meeting of shareholders. Except as described below, on any matter on which the holders of Series A preferred stock are entitled to vote, such holders will be entitled to one vote per share.

         If the dividends on the Series A preferred stock are not paid in full for four quarterly dividends or more, the holders of Series A preferred stock will be entitled to notice of all meetings of shareholders and to full voting rights (together with holders of Common Stock but not as separate class unless otherwise required by law), and each share of Series A preferred stock will then be entitled to two votes per share.

         So long as any of the Series A preferred stock remains outstanding, the Company may not, either directly or through merger or consolidation, without the affirmative vote of at least 50% of the shares of the Series A preferred stock then outstanding voting separately as a class:

     o amend, alter or repeal any of the preferences, special rights or powers of the shares of Series A preferred stock or any of the provisions of the Company's articles of incorporation so as to affect them adversely,
     o    authorize any reclassification of the Series A preferred stock, or
     o issue any class or classes of the equity securities which have a dividend payment or liquidation payment preference equal or superior to the Series A preferred stock.

         Except as set forth above with respect to the Series A preferred stock, the Company's board of directors may, from time to time, by action of 75% of the entire board of directors, issue shares of the authorized, undesignated preferred stock, in one or more classes or series without shareholder approval. Subject to the provisions of the Company's articles of incorporation and limitations prescribed by law, the Company's board of directors is authorized to adopt resolutions to, among other things, issue the shares, establish the number of shares, change the number of shares constituting any series, and provide for or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions thereof, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any further action or vote by the Company's shareholders.

         Limitations on Payment of Dividends. The payment of dividends on the Common Stock will depend largely upon the ability of the Bank to declare and pay dividends to the Company. Dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as applicable governmental policies and regulations. Even where the Company has earnings in an amount sufficient to pay dividends, the board of directors may determine to retain earnings for the purpose of funding growth.

         Regulations of the Office of the Comptroller of the Currency ("OCC") place a limit on the amount of dividends the Bank may pay without prior approval. Under OCC regulations, the Bank may not pay a dividend, without prior OCC approval, if the total amount of all dividends declared during the calendar year, including the proposed dividend, exceed the sum of its retained net income to date during the calendar year and its retained net income over the preceding two years. The Bank's ability to pay dividends also is subject to the Bank being in compliance with regulatory capital requirements. The Bank is currently in compliance with these requirements. Regulatory authorities also have authority to prohibit a bank from paying dividends if they deem the proposed payment to be an unsafe or unsound practice.

         The Board of Governors of the Federal Reserve System ("FRB") has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as currently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the FRB expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weakened the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank is not currently in default under any of its obligations to the FDIC.

"Anti-Takeover" Provisions

         The Company's articles of incorporation and bylaws contain several provisions intended to limit the possibility of a takeover, or make a takeover more difficult. In addition to providing for the issuance of preferred stock having terms established by the board of directors without shareholder approval (subject to the approval of the holders of the Series A preferred stock), the Company's articles of incorporation and bylaws provide that:

     o the affirmative vote of the holders of at least 80% of the outstanding shares of the Common Stock is required to approve amendments to the bylaws, unless at least a majority of the board of directors has voted in favor of the amendment, in which case the affirmative vote of the holders of 80% of the outstanding shares of the Common Stock can change such action; and

     o at least 80% of the outstanding shares entitled to vote is required to approve any merger, consolidation, sale of assets or similar transaction, unless at least ? of the Company's board of directors approves this type of transaction, in which case the affirmative vote of at least ? of the outstanding shares entitled to vote is required for approval (this provision of the articles of incorporation may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the outstanding shares entitled to vote, unless at least ? of the Company's board of directors approves this type of transaction, in which case the affirmative vote of at least 2/3 of the outstanding shares entitled to vote is required for approval).

         The Company's bylaws establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the times prescribed in the bylaws.

         In addition, Pennsylvania has adopted anti-takeover provisions from which a corporation may exempt itself. The Company has not exempted itself from the following anti-takeover provisions of the Pennsylvania Business Corporation
Law:

     o Business Combinations with Interested Shareholders. Subject to certain exceptions, a business combination between a Pennsylvania corporation that has a class or series of shares registered under the Exchange Act, and a beneficial owner of 20% or more of such corporation's voting stock, referred to as an "interested shareholder," may be accomplished only if: (i) the business combination is approved by the corporation's directors prior to the date on which such interested shareholder acquired 20% or more of such stock or if the board approved such interested shareholder's acquisition of 20% or more of such stock prior to such acquisition; (ii) where the interested shareholder owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in an election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in an election of directors, excluding shares held by the interested shareholder, which vote may occur no earlier than three months after the interested shareholder acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfied certain minimum conditions; (iii) the business combination is approved by the affirmative vote of all outstanding shares of Common Stock; (iv) the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors, excluding shares held by the interested shareholder, which vote may occur no earlier than five years after the interested shareholder became an interested shareholder; or (v) the business combination that meets certain minimum conditions is approved at a shareholder's meeting called for such purpose no earlier than five years after the interested shareholder became an interested shareholder.

     o Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control. Generally, a registered corporation may recover any profit realized by a "controlling person or group" from the disposition of any equity securities of the corporation to any person or the corporation occurring within 18 months after the person or group attained the status of a controlling person or group, unless such person or group acquired the disposed securities more than 24 months before the person or group obtained the status of controlling person or group. A "controlling person or group," is defined generally to mean either (i) a person or group who has acquired, offered to acquire or, directly or indirectly, publicly disclosed or caused to be disclosed, the intention of acquiring, voting power over voting shares of a registered corporation that would entitle the holder to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors, or (ii) a person or group who has otherwise, directly or indirectly, publicly disclosed or caused to be disclosed, that it may seek to acquire control of a corporation through any means.

     o Control-Share Acquisitions. Generally, a person who acquires voting power over enumerated levels of voting shares of the corporation must obtain the consent of the corporation's other shareholders before being able to exercise voting rights with respect to "control shares." Control shares are defined generally as those voting shares that upon acquisition of voting power over such shares by a person would result in a control-share acquisition, that is, an acquisition in which a person acquires directly or indirectly voting power over voting shares of the corporation which would for the first time entitle that person to cast or direct the casting of: (i) at least 20% but less than 33-?%; (ii) at least 33-?% but less than 50%; or (iii) 50% or more, of the votes which all shareholders of the corporation would be entitled to cast in an election of directors. Voting shares beneficially owned by a person who effects a control-share acquisition also will be deemed to be control shares where beneficial ownership was acquired by the acquiring person (i) within 180 days of the day the person makes a control-share acquisition, or (ii) with the intention of making a control-share acquisition.

     o Employee Protection Provisions. Generally, "eligible employees," as defined in the Pennsylvania Business Corporation Law, of a corporation whose shareholders have granted "control-share approval," that is, consented to the exercise of voting rights for a person who has effected a control-share acquisition, as defined above, shall receive a one-time lump-sum payment upon the termination of their employment for reasons other than willful misconduct. The termination must have occurred within two years after the control-share approval, or, in the event the termination was pursuant to a formal or informal agreement arrangement or understanding with the person who effected the control-share acquisition, within 90 days before the control-share approval. In addition, the Pennsylvania Business Corporation Law generally prohibits the termination or impairment of the provisions of any "covered labor contract," as defined in the Pennsylvania Business Corporation Law, as a result of a business combination transaction, thereby forcing an acquiror to honor the terms of such contract until it is terminated in accordance with the termination provisions contained in the contract or until the parties to such contract or their successors agree otherwise.

     o Control Transactions. Holders of Common Stock may object to a control transaction, which means generally the acquisition by a person, or a group of persons acting in concert, of at least 20% of the outstanding voting stock of a corporation, and demand that they be paid in cash the fair value of their shares from the controlling person or group. "Fair value" for purposes of these provisions means an amount not less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the control transaction, plus an increment representing any value, including without limitation any proportion of any value payable for acquisition of control of the corporation, that may not be reflected in such price.

         The Pennsylvania Business Corporation Law further allows the Company's board of directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

     o    the effect on employees, suppliers and customers;

     o the effect on the communities in which offices of the corporation are located; and

     o    all other pertinent factors.

         The Company's articles of incorporation allow its board of directors to consider several economic factors, as well as the factors stated above, in considering whether to reject or approve a tender offer or proposed merger or similar transaction.

         The existence of the provisions of the Company's articles of incorporation, bylaws and Pennsylvania Business Corporation Law described above may discourage other persons or companies from making a tender offer for, or seeking to acquire a substantial amount of the Common Stock.

Listing

         The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "COBH." The Company has applied to have the Common Stock listed on the Nasdaq National Market.

Item 2.  Exhibits.

     1.   Articles of Incorporation of the Company.

     2. By-laws of the Company, as amended. (Incorporated by reference from the Company's Form 10-K filed with the SEC on March 30, 2004).

     3.   Specimen of Common Stock Certificate.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            Pennsylvania Commerce Bancorp, Inc.



Date: September 23, 2004            By:  /s/ Mark A. Zody
                                         ---------------------------------------
                                    Name:    Mark A. Zody
                                    Title:   Chief Financial Officer
                                             and Treasurer